

Mail Stop 3561

September 28, 2015

Ivan Braiker
President and Chief Executive Officer
Ominto, Inc.
1100-112th Avenue NE, Suite 310
Bellevue, WA 98004

> **Re: Ominto, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed April 15, 2015**
> **File No. 000-49801**

Dear Mr. Braiker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.   We note your disclosure on page 22 regarding several "factors that influence the success of [your] products and programs." Please enhance your disclosure in future filings to more fully address these factors and how they contributed to the company's overall financial performance during the period presented, including, for example, a discussion of (i) the number of active business associates, the number of participating merchants in your online shopping mall, and customer retention rates and (ii) any material developments in your partner, advertising or marketing programs, so that investors can better understand and evaluate the company's financial performance. Please show us in your response the revised disclosure that you expect to make in future filings.

Results of Operations

Continuing Operations, page 26

2.   You identify decreases in revenue from several sources in fiscal year 2014, including an approximate $11.3 million decrease from advertising and marketing programs, but do not fully address the reasons underlying these changes. Please discuss the reason for material changes in the amount of reported revenue from continuing operations. When you list multiple factors that contributed to changes, such as the factors which contributed to the decrease in business license fees, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350. Please tell us what this disclosure will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Lisa H. Klein, Esq.
        Gordon & Rees LLP